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October 10, 2024

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Merger & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shane Callaghan, Esq.,

Daniel Duchovny, Esq.

RE:	R1 RCM Inc.

Schedule 13E-3/A filed October 1, 2024

File No. 005-93697

Revised Preliminary Proxy Statement on Schedule 14A filed October 1, 2024

File No. 001-41428

Dear Messrs. Callaghan and Duchovny:

We represent the Special Committee of the Board of Directors of R1 RCM Inc. (the “Company”). We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated October 8, 2024 (the “Comment Letter”) with respect to the above-referenced revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy”) and Schedule 13E-3/A (the “Schedule 13E-3/A”), both filed with the Commission on October 1, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Company is filing Amendment No. 2 to the preliminary proxy statement on Schedule 14A (the “Second Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3/A) are filing Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”). The Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission

October 10, 2024

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Second Amended Preliminary Proxy and the Second Amended Schedule 13E-3, as applicable.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed October 1, 2024

General

1.

We note your response to prior comment 1 in our letter dated September 25, 2024 and are unable to agree that Mr. Flanagan is not an affiliate and is not engaged in the Rule 13e-3 transaction. We note that Mr. Flanagan is a director of the Company who will serve as the Chief Executive Officer of the Surviving Corporation. Additionally, Mr. Flanagan assisted TA-CD&R in its diligence of the Company and negotiated the Offer Letter and the Consulting Agreement in his personal capacity. Please revise the Transaction Statement to include Mr. Flanagan as a filing person and provide the information requested in prior comment 1.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Filing Persons have revised the Schedule 13E-3 to include Mr. Flanagan as a filing person and the Company has revised the Revised Preliminary Proxy to include the requested disclosure on pages iii, 81, 84, 85, 101 and 157 of the Second Amended Preliminary Proxy.

Reasons for the Merger; Recommendation of the Special Committee and the Board, page 49

2.

We reissue in part prior comment 10 in our letter dated September 25, 2024. Please describe the basis upon which the Special Committee determined that the holders of Common Stock (other than the holders of the Excluded Shares) are “situated substantially similarly to the Company’s ‘unaffiliated security holders,’ as such term is defined under Rule 13e-3 under the Exchange Act.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Special Committee determined that the holders of Common Stock (other than holders of the Excluded Shares) are situated substantially similarly to the Company’s “unaffiliated security holders” due to the fact that holders of Common Stock who may be considered affiliates of the Company because they are either (i) directors or officers of the Company or (ii) certain entities affiliated with New Mountain, will receive the same per share Merger Consideration in exchange for their shares of Common Stock as the unaffiliated security holders would receive in exchange for their shares of Common Stock. The Company has revised the disclosure on page 53 of the Second Amended Preliminary Proxy to reflect the same.

* * * * *

Securities and Exchange Commission

October 10, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4816.

Sincerely,

/s/ Laura Knoll
Laura Knoll

Enclosures

cc:	Sean Radcliffe, General Counsel

Graham Robinson, Skadden, Arps, Slate, Meagher & Flom LLP

Faiz Ahmad, Skadden, Arps, Slate, Meagher & Flom LLP

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Sarkis Jebejian, P.C., Kirkland & Ellis LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP